SECURITIES AND EXCHANCE COMMISSION

                             Washington, D.C. 20549

                                   -----------

                                 SCHEDULE 13G/A
           (Under Rule 13d-102 of the Securities Exchange Act of 1934)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)

                              Verilink Corporation
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                 000923432 10 8
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                                 (CUSIP Number)

                                December 31, 2002
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               |_|  Rule 13d-1(b)

               |_|  Rule 13d-1(c)

               |X|  Rule 13d-1(d)

---------------------                  -----                   -----------------
CUSIP No. 923432 10 8                  13G/A                   Page 2 of 5 Pages
---------------------                  -----                   -----------------

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Leigh S. Belden
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                  5    SOLE VOTING POWER

                       318,209
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          2,691,575
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             318,209
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       2,691,575
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,009,784
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    19.6%
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12  TYPE OF REPORTING PERSON

    IN
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

SCHEDULE 13G/A                                                 Page 3 of 5 Pages
LEIGH S. BELDEN


ITEM  1.

      (a)   Name of Issuer:

               Verilink Corporation

      (b)   Address of Issuer's Principal Executive Offices:

               127 Jetplex Circle
               Madison, AL 35758

ITEM  2.

      (a)   Name of Person Filing:

               Leigh S. Belden

      (b)   Address of Principal Business Office or, if none, Residence:

               127 Jetplex Circle
               Madison, AL 35758

      (c)   Citizenship:

               United States

      (d)   Title of Class Securities:

               Common Stock, par value $.01

      (e)   CUSIP Number:

               000923432108

ITEM  3.

               Not Applicable.

SCHEDULE 13G/A                                                 Page 4 of 5 Pages
LEIGH S. BELDEN


ITEM 4.  OWNERSHIP

      (a)   Amount Beneficially Owned:

            3,009,784 shares. Includes 1,130,869 shares owned by Leigh S. Belden, individually, and by Leigh S. Belden & Deborah Tinker Belden, or their successors, Trustees U/A Dated 12/09/88 (the "Trust Shares"); 1,050 shares owned by Baytech Associates, a California general partnership in which Mr. Belden has a 50% general partner interest (the "Baytech Shares"); 559,656 shares owned by trusts for minor children of Mr. Belden (the "Minor Trust Shares"); 1,000,000 shares owned by Beltech, Inc., a Nevada corporation of which Mr. Belden is a Director and President and the Leigh S. Belden and Deborah Tinker Belden Trust U/A Dated 12/09/88 is the sole shareholder (the "Beltech Shares"); and 318,209 vested options exercisable within 60 days of December 31, 2002 (the "Option Shares"). Mr. Belden disclaims beneficial ownership of the Minor Trust Shares. This Schedule 13G/A shall not be construed as an admission that Mr. Belden is a beneficial owner of the Minor Trust Shares.

      (b)   Percent of Class: 19.6%.

      (c)   Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:

                    318,209 shares (the Option Shares)

            (ii)  shared power to vote or to direct the vote:

                    2,691,575 shares (comprised of the Trust Shares, the Baytech Shares, the Minor Trust Shares and the Beltech Shares)

            (iii) sole power to dispose or to direct the disposition of:

                    318,209 shares (the Option Shares)

            (iv)  shared power to dispose or to direct the disposition of:

                    2,691,575 shares (comprised of the Trust Shares, the Baytech Shares, the Minor Trust Shares and the Beltech Shares)

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

SCHEDULE 13G/A                                                 Page 5 of 5 Pages
LEIGH S. BELDEN


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP

               Not applicable.

ITEM 10.  CERTIFICATION

               Not applicable.

                                     * * * *

                                    SIGNATURE

     After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Date: February 12, 2003


                                   /s/ LEIGH S. BELDEN
                                   ---------------------------------------------
                                   Leigh S. Belden